UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69575

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nova Capital Solutions, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2125 E. Atlantic Boulevard
(No. and Street)

Pompano Beach	FL	33062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Krista Kersey	(954) 610-2522	kkersey@novacaptl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Krista Kersey _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nova Capital Solutions, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Leticia Kleintop
Comm.: HH 346031
Expires: January 21, 2027
Notary Public - State of Florida

Notary Public

Signature: _____

Title: _____
Managing Member, President & CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NOVA CAPITAL SOLUTIONS, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of NOVA Capital Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NOVA Capital Solutions, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in Members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I (Computation of Net Capital Requirements Pursuant to Rule 15c3-1), II (Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3), III (Information Relating to Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in schedule I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as the Company's Auditor since 2023.

New Delhi, India
March 30, 2026

Nova Capital Solutions, LLC
Statement of Financial Condition
For the Year Ended December 31, 2025

ASSETS

Current Assets:		
Cash and cash equivalents	$	16,403
Other Current Assets		
Commission Receivable		-
FINRA Renewal		2,091
Prepaid Expenses		1,311
Total Assets	$	19,805

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		-
Total Liabilities		-
Members' Equity:		19,805
Total Liabilities and Members' Equity	$	19,805

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Nova Capital Solutions, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues:		
Private Placement Fees	$	113,399
Other Income	$	1,431
Referral Fees		-
Total Revenues	$	114,830
Expenses:		
Commission Expense	$	80,885
Communication Costs Computer		3,139
Telephone Expenses		1,038
Licenses and Permits		139
Fidelity Bond		1,023
Professional Fees		13,460
Regulatory Fees		3,924
Continuing Education		158
Travel		258
Rent/Storage		1,699
Utilities/Misc.		586
Total Expenses	$	106,309
Net Income	$	8,521

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Nova Capital Solutions, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2025

Members' Equity, beginning of year	$	7,718
Prior Period Adjustment (Adjustment to Retained Earning)	$	2,066
Capital Contributions		1,500
Return of capital		-
Net Income		8,521
Members' Equity, end of year	$	19,805

Nova Capital Solutions, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net Income	$	8,521
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid Expenses		(1,263)
Accounts Payable		-
Accrued Expenses		-
FINRA Renewal Account		(2,091)
Total Adjustments to reconcile Net Income to Net Cash		(3,354)
provided by operations:		-
Net cash used by operating activities		5,167
Cash provided by Financing activities: Contributions KK		1,500
(Represent Increase in Retained Earning as Prior Period Adjustment) Capital NU		2,066
Net cash provided by financing activities		3,566
Net cash increase for period	$	8,733
Cash, beginning of year	$	7,670
Cash, end of year	$	16,403
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

NOTE 1 - DESCRIPTION OF BUSINESS

Nova Capital Solutions, LLC (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a Florida Limited Liability Corporation. The Company has adopted December 31st as its year-end.

Nova Capital Solutions, LLC has been formed to provide financial advisory and private placement services to early stage, growth stage and mature corporate entities. Nova Capital has designed structured programs for arranging financings and effecting M&A transactions. The Company expects that approximately 90% of its business will be related to participating as a selected dealer in private placement transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

The company has no property or equipment yet. The main office is currently located in a remote location. The accounting treatment for property and equipment will be stated at cost less accumulated depreciation. Depreciation and amortization will be provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation expense amounted to $0 for the year ended December 31, 2025.

Revenue Recognition Standard ASC-606

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2019. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. The Company believes that it will not have a material impact on its financial statements.

NOVA CAPITAL SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2025

Revenue Recognition Standard ASC-606 (continued)

The Company earns revenue from investment banking, consulting, and participating in private placements as a selling group member. Fees for investment banking and consulting are recognized as services provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. Sales commissions earned as a selling group member are recognized upon the successfully executed and approved subscription agreement. The Company earned $114,830.00 in revenue the year ended December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Nova Capital was organized on October 9, 2014 as a limited liability company. The Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2025.

NOTE 3 – RELATED PARTY TRANSACTIONS

There were no related party transactions during the audit year.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $16,404, which was $11,404 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances have not exceeded federally insured limits of $250,000 during the fiscal year ended December 31, 2025.

During the year ended December 31, 2025, the Company derived their revenues from fees earned from private placements, however, a customer concentration is not applicable.

NOTE 6 –FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2025, the Company's financial instruments consist of cash. The fair value of cash is based upon the bank balance at December 31, 2025.

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 - Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2- Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 - Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2025, the carrying value of short-term financial instruments, such as cash is recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and, where applicable, carry interest rates that approximate market rates. Under the fair value hierarchy, cash is classified as Level 1 and payables are classified as Level 2.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is located at 2125 E. Atlantic Boulevard, Pompano Beach, FL 33062. This is a remote location with no lease commitment. No minimum future lease payments are applicable for disclosure.

NOTE 8- NEW ACCOUNTNG PRONOUNCEMENTS

The Company has evaluated the new guidance, and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 19, 2026, the date the financial statements were available to be issued. There are no subsequent events.

NOTE 10 – SEGMENT REPORTING

The Company operates in a single line of business as a broker-dealer, providing a range of services including investment banking, consulting, and participation in private placements as a selling group member.

The Company has identified Krista Kersey as its Chief Operating Decision Maker ("CODM"). The CODM

evaluates the Company's financial performance primarily based on net income, which is used in the forecasting process and in managing overall operations. In addition, the CODM considers excess net capital (see Note 4), a regulatory capital measure that is not a measure of profit or loss, in making operational and strategic decisions, including determinations regarding reinvestment of earnings or distribution of profits, while ensuring continued compliance with capital adequacy requirements.

The Company's operations constitute a single operating segment and, accordingly, a single reportable segment as the CODM manages the Company's activities on a consolidated basis and evaluates performance using Company-wide financial information. The accounting policies used to measure segment profit and loss are consistent with those described in the Summary of Significant Accounting Policies (see Note 2).

For the year ended December 31, 2025, the Company earned total revenues of $114,830. Revenue was generated from six customers, including one new institutional customer whose transactions accounted for approximately 50% of total revenues for the year. The significant expenses of the segment are presented in the accompanying Statement of Operations.

SUPPLEMENTARY INFORMATION

Nova Capital Solutions, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2025

Net Capital Computation:

Total Members Equity	$	19,805
Deductions on non-allowable assets		
Non-allowable assets:		3,402
Net Capital		16,403
Minimum Net Capital Required		5,000
Excess Net Capital	$	11,403

Aggregate Indebtedness:

Aggregate Indebtedness as included in the Statement of Financial Condition	$	-
Ratio of Aggregate Indebtedness to Net Capital		0 to 1

Reconciliation:

Net Capital, per unaudited December 31, 2025 FOCUS report, as filed	$	16,403
Net audit adjustments		-
Net Capital, per December 31, 2025 audited report, as filed	$	16,403

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

NOVA CAPITAL SOLUTIONS, LLC
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION.
DECEMBER 31, 2025

Nova Capital Solutions, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and is relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) Underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offering; (b) Mergers and acquisitions; (c) Private placements of securities; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issue or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689 📞
info@masllp.com ✉
www.masllp.com ▷

Report of Independent Registered Public Accounting Firm

To the **Members of NOVA Capital Solutions, LLC**

We have reviewed management's statement, included in the accompanying NOVA Capital Solutions, LLC's Exemption Report, in which:

(1) NOVA Capital Solutions, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to Underwriter or selling group participant (corporate securities other than mutual funds) - best efforts offering; Mergers and acquisitions; and Private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
March 30, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Nova Capital Solutions, LLC
2125 E. Atlantic Boulevard
Pompano Beach, FL 33062



Exemption Report

SEA Rule 17a-5

To Whom it May Concern:

We, as members of management of Nova Capital Solutions, LLC (the "Company ") are responsible
for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers''. We have performed
an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption
provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting
amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k)
of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly
receive, hold or otherwise owe funds or securities for or to customers, other than money or other
consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange
Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry
PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and
belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and
confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducts business activities involving the following services:

    A. Underwriter or selling group participant (corporate securities other than mutual funds) - best efforts
        offering;
    B. Mergers and acquisitions;
    C. Private placements of securities

3. The Company met the identified conditions for such reliance throughout the period January 1, 2025
to December 31, 2025, without exception.

Nova Capital Solutions, LLC

I, Krista Kersey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and
correct.

By: Krista Kersey
President & CEO
March 30, 2026